SC 3/17

B3

SECURITII

05038979

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PROCESSED MAR 23 2005 THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Boulevard
(No. and Street)

Sea Girt (City) New Jersey (State) 08750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. McKelvey (732) 449-5323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Doremus, CPA
(Name – *if individual, state last, first, middle name*)

800 The Plaza (Address) Sea Girt (City) New Jersey (State) 08750 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 2005 WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sworn to and subscribed before me this 23rd day of FEB. 2005

Mary Claudia Gathman
Notary Public

MARY CLAUDIA GATHMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/26/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt NJ 08750
Ph. (732) 449-3779
Fax: (732) 974-1706

February 18, 2005

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt NJ 08750

I have audited the accompanying Statement of Financial Condition of George McKelvey Co., Inc. as of December 31, 2004, the related Statements of Income, Changes in Stockholders' Equity, Cash Flows, and Changes in Liabilities Subordinated to Claims of Creditors and Supplementary Information for the year ended December 31, 2004. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of George McKelvey Co., Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with generally accepted accounting principles.

Robert L Doremus CPA
ROBERT L. DOREMUS, CPA

GEORGE McKELVEY CO., INC.

Statement of Financial Condition
December 31, 2004

Assets

Current Assets	
Cash	$ 32,042
Receivable from Clearing Broker	58,611
Receivables from Investment Advisory Fees	1,234,328
Temporary Investments	10,709
Other	64,321
	1,400,011
Securities Pledged under Subordination Agreement	300,000
Fixed Assets	
Fixtures and Equipment at Cost	430,080
Less Accumulated Depreciation	402,966
	27,114
Total Assets	$1,727,125

Liabilities and Stockholders' Equity

Current Liabilities	
Note Payable - Bank	$ 30,000
Unearned Investment Advisory Fees	1,019,250
Other	86,345
	1,135,595
Liabilities Subordinated to Claims of General Creditors (Notes collateralized by securities with a market value of $713,008 and collateral value as defined by the NASD of $487,156)	300,000
Stockholders' Equity	
Capital Stock	25,000
Paid-In Capital	48,167
Retained Earnings	218,363
	291,530
Total Liabilities and Stockholders' Equity	$1,727,125

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 781,449
Investment Advisory Fees	2,279,620
Other	276,492
Total Revenues	3,337,561
Expenses	
Salaries and Other Employment Costs For Voting Stockholder Officers	1,402,227
Other Employee Compensation and Benefits	1,269,147
Commissions Paid to Other Broker-Dealers	152,134
Regulatory Fees and Expenses	16,951
Depreciation	26,000
Other Expenses	424,906
Total Expenses	3,291,365
Net Income	$ 46,196

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net Income	$ 46,196
Adjustments to Reconcile Net Income to Net Cash From Operating Activities:	
Depreciation	26,000
Decrease in Receivable from Clearing Brokers	5,774
Increase in Receivables from Investment Advisory Fees	(376,746)
Decrease in Other Current Assets	4,889
Increase in Unearned Investment Advisory Fees	307,234
Increase in Other Current Liabilities	27,360
Total Adjustments	(5,489)
Net Cash From Operating Activities	40,707
Cash Flows Used by Investing Activities	
Purchases of Fixed Assets	(9,490)
Increase in Temporary Investments	(2,613)
Net Cash Used by Investing Activities	(12,103)
Cash Flows Used by Financing Activities	
Paydown of Note Payable - Bank	(50,000)
Proceeds from Note Payable - Bank	30,000
Net Cash Used by Financing Activities	(20,000)
Net Increase in Cash	8,604
Cash at Beginning of Year	23,438
Cash at End of Year	$ 32,042

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2004

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance – Jan. 1, 2004	$ 25,000	$ 48,167	$ 172,167	$245,334
Net Income	-	-	46,196	46,196
Balance – Dec. 31, 2004	$25,000	$48,167	$218,363	$291,530

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC

Statement of Changes in Liabilities Subordinated
to Claims of Creditors
December 31, 2004

Subordinated Liabilities - Beginning of Year	$300,000
Changes in Subordinated Liabilities	0
Subordinated Liabilities - End of Year	$300,000

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC

Notes to Financial Statements
December 31, 2004

1. Accounting Policies:

   (a) Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Revenues from Investment Advisory Services are recognized ratably as earned.

   (b) Fixed assets are recorded on the books at cost and depreciated on a straight line basis using an estimated economical useful life of 5 to 10 years.

   (c) Effective November 9, 1992, the Company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the company is required by National Financial Services Corporation to maintain a minimum net capital of $100,000.

   (d) Pursuant to the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital of $250,000. At December 31, 2004, the Company's net capital ratio of aggregate indebtedness to net capital was .41 to 1 and its net capital totaled $329,034 and exceeded the net capital requirement by $79,034.

   (e) The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Other Assets:

   Included in other assets is a refundable deposit of $50,000 with National Financial Services Corporation. This deposit bears interest at the average overnight repurchase agreement rate for the applicable period.

3. Retirement Plan:

   The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue Code. The Company provided a retirement contribution of $44,971 for the year ended December 31, 2004. The Plan provides for an employer contribution of 3% of all eligible employees' compensation.

4. Note Payable - Bank:

Effective May 24, 2000, the Company obtained a line of credit, in the amount of $300,000, from a financial institution. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest shall accrue at the Bank's prime lending rate (5.25% as of December 31, 2004). The loan balance due as of December 31, 2004 was $30,000.

5. Related Party Transaction:

The Company's leased office facility is owned partially by a shareholder of the Company. The rent, which approximates fair market value, is on a month-to-month basis. Rent expense in 2004 was $101,771.

SUPPLEMENTARY INFORMATION

ROBERT L. DOREMUS
Certified Public Accountant
800 Thé Plaza
P. O. Box 162
Sea Girt NJ 08750
Ph. (732) 449-3779
Fax: (732) 974-1706

February 18, 2005

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt NJ 08750

I have audited the financial statements of George McKelvey Co., Inc. for the year ended December 31, 2004 and have issued my report thereon dated February 18, 2005. As part of my audit, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by George McKelvey Co., Inc. in making periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11). Effective November 9, 1992, the company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customers and contra-broker accounts. As part of this agreement, National Financial Services Corporation has assumed responsibility for the possession and control of all customer and contra-broker accounts.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the preceding paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe is material.

Robert L. Doremus CPA
ROBERT L. DOREMUS
Certified Public Accountant

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt NJ 08750
Ph. (732) 449-3779
Fax: (732) 974-1706

February 18, 2005

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt NJ 08750

In connection with my audit of your records for the twelve months ended December 31, 2004, I wish to report that I found no material inadequacies in the accounting records during that period or in the quarterly reports to the Securities and Exchange Commission in accordance with Rule 17a-5.

Robert L Doremus CPA
ROBERT L. DOREMUS
Certified Public Accountant

GEORGE McKELVEY CO., INC

Schedule I

Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934
as of December 31, 2004

Computation of Aggregated Indebtedness

Total Aggregated Indebtedness Liabilities		$ 134,645
Less Reserve Requirements		0
Total Aggregated Indebtedness		$ 134,645

Computation of Net Capital

Total Ownership Equity		$291,530
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		300,000
Total Capital and Allowable Subordinated Indebtedness		591,530
Deductions:		
Non-allowable assets –		
Fixed assets net of accumulated depreciation	$ 27,114	
Other Assets	234,717	261,831
Tentative Net Capital		329,699
Haircut on Trading and Investment Securities		665
Total Net Capital		$329,034
Percentage of Aggregated Indebtedness to Net Capital after Anticipated Capital Withdrawals		41%

No material differences existed between the above computation and the computation included with the Company's corresponding unaudited Form X-17A-5 Part IIA.

Robert L. Doremus, CPA
Robert L. Doremus
Certified Public Accountant

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt NJ 08750
Ph. (732) 449-3779
Fax: (732) 974-1706

GEORGE McKELVEY CO., INC

Schedule II

Computation for Determination of Reserve Requirements
Rule 15c3-3 - December 31, 2004

Effective November 9, 1992, the company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customer and contra-broker accounts. Thus, the Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3.

ROBERT L. DOREMUS
Certified Public Accountant